Exhibit (a)(5)(B)

Blue Coat Systems, Inc.			Employee Name:			Doe, John D.
Stock Option Summary
409A Statement
As of: 12/31/06

											As of 12/31/06
							Okay to Exercise			409A Tax Applies, if Exercised
Name	Option Number	Original Grant Date	Shares Granted	Strike Price	Revised Fair Market Value	Total Options Outstanding	Pre- 12/31/04 Vested- Not Subject to 409A	Post 12/31/04 Vested- Not Subject to 409A	Unvested- Not Subject to 409A	Post 12/31/04 Vested- Subject to 409A	Unvested- Subject to 409A	Total Shares Subject to 409A	Increase in Value per Share	Increase in Value Related to 409A
Doe, John D.	xxyy	12/31/01	800	$10.00	$12.00	800	600			200		200	$2.00	$400.00
Doe, John D.	xxyy	12/31/02	800	$15.00	$17.00	800	400			400		400	$2.00	$800.00
Doe,John D.	xxyy	12/31/03	800	$20.00	$22.00	800	200			400	200	600	$2.00	$1,200.00

			2,400			2,400	1,200	—	—	1,000	200	1,200	$6.00	$2,400.00